                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

                  Tender Offer Statement under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                               ZAPATA CORPORATION
                               ------------------
                       (Name of Subject Company (Issuer))

                               ZAPATA CORPORATION
                               ------------------
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                  989070602000
                                  ------------
                      (CUSIP Number of Class of Securities)

                                 Leonard DiSalvo
              Vice President - Finance and Chief Financial Officer
                               Zapata Corporation
                         100 Meridian Centre, Suite 350
                            Rochester, New York 14618
                                 (585) 242-2000
        ---------------------------------------------------------------
                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                   Copies to:

                              Gordon E. Forth, Esq.
                             Woods Oviatt Gilman LLP
                             700 Crossroads Building
                                Two State Street
                            Rochester, New York 14614
                               Tel. (585) 987-2800

                           CALCULATION OF FILING FEE*

           Transaction valuation                    Amount of filing fee*
           ---------------------                    ---------------------

           N/A                                      N/A

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid:  N/A                Filing Party:  N/A
         Form or Registration No.:  N/A              Date Filed:  N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the preliminary communications and the pre-commencement communications of an offer by Zapata Corporation, a Nevada corporation ("Zapata"), to purchase up to 500,000 shares of common stock, par value $.01 per share, or such lesser number of shares as is properly tendered and no properly withdrawn, at a price of $___ per share, net to the seller in cash, without interest, as set forth in the press release attached as Exhibit 99(a)(5). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         Zapata has not commenced the offer that is referred to in this communication. Upon commencement of such offer, Zapata will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. Stockholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and will be delivered without charge to all stockholders of Zapata.

ITEM 12.  EXHIBITS.

         (a)(5)   Press Release, dated November 13, 2002.

         Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.

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                                                                  EXHIBIT (a)(5)

               ZAPATA CORPORATION ANNOUNCES INTENTION TO COMMENCE
                          $28 PER SHARE CASH SELF-TENDER
                         OFFER FOR UP TO 500,000 SHARES


Rochester, N.Y., November 13, 2002 - Zapata Corporation (NYSE:ZAP) today announced that its Board of Directors has authorized Zapata to make a cash self-tender offer for up to 500,000 shares of its common stock, which represents approximately 21% of its outstanding common stock. The tender offer price is $28 per share, which represents a 20.7% premium to the $23.20 closing price per share on November 12, 2002, the last trading day prior to the date of this release. In connection with the tender offer, the Board terminated a previously approved 500,000 share open market stock repurchase program under which no shares had yet been purchased. Simultaneously, in a separate announcement, the Company announced its consolidated financial results for the three months and nine months ended September 30, 2002.

The tender offer is expected to commence on or about November 18, 2002 and to expire, unless extended, at 5:00 p.m., New York City time, on or about December 13, 2002. The tender offer will not be subject to financing or a minimum number of shares being tendered. However, the tender offer will be subject to certain other conditions to be described in the definitive tender offer materials which will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of Zapata's common stock. Zapata expects to fund the tender offer with its available cash and cash equivalents, which totaled approximately $31.7 million at September 30, 2002 on an unconsolidated basis.

If 500,000 shares are tendered and accepted, the total purchase price paid by the Company will be approximately $14.2 million, including estimated expenses. If more than 500,000 shares are tendered, shares tendered by odd lot holders will, at the Company's elections, be accepted first and the remaining tendered shares will be accepted on a pro rata basis by the Company, subject to conditional tenders.

Zapata has been informed that none of its directors or executive officers nor the Company's principal stockholder, the Malcolm I. Glazer Family Limited Partnership, which owns approximately 46.5% of Zapata's outstanding common stock, intends to participate in the tender offer. In connection with the tender offer, the Glazer partnership and Malcolm Glazer, who controls the partnership, have confirmed that they do not intend or contemplate causing Zapata to engage in a "going private" transaction and if that intent changes, any such transaction will be subject to an existing shareholders agreement with the Company which requires prior approval of a special committee of disinterested directors and the committee's receipt of an opinion from an independent investment banking firm that the transaction is fair from a financial point of view to Zapata's public stockholders.


The Board of Directors of Zapata has approved the tender offer but makes no recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares to tender.


The tender offer described in this announcement has not yet commenced. Upon commencement, the Company will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and other related offer documents). Stockholders of the Company are strongly advised to read the Tender Offer Statement and other related documents when they become available because they will contain important information about the tender offer. The Tender Offer Statement and related documents will be available without charge on our website at www.zapatacorp.com and will be delivered to all eligible stockholders of the Company. Stockholders may obtain further information by calling American Stock Transfer & Trust Company, the Information Agents for the tender offer, at (800) 937-5449. The Company strongly advises stockholders to consult their own tax and financial advisors before making any decisions about the tender offer.



                                      -3-
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About Zapata Corporation

Zapata Corporation is a holding company which currently operates in the food segment through its majority owned subsidiary, Omega Protein Corporation, which is the nation's largest marine protein company. In addition, Zapata holds approximately 98% of the outstanding stock of Zap.Com Corporation (OTCBB:
"ZPCM"), which is currently a public shell company.

Statements in this release which are not historical facts are "forward looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties such as: the market price for our common stock; the timing, completion or tax status of the tender offer; strategic decisions of management, including, but not limited to, any related to Omega Protein and future acquisitions; unanticipated cash requirements; and others as described in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.


Contact:     American Stock Transfer & Trust Company
             (800) 937-5449

             Zapata Corporation
             Leonard DiSalvo, CFO
             (585) 242-8703
             www.zapatacorp.com























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